

SECU[illegible] MMISSION
05040951



# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC File Number
8-49679

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

Report for the period beginning **January 1, 2004** and ending **December 31, 2004**

## A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Oberweis Securities, Inc.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
951 Ice Cream Drive, Suite 200
(No. and Street)

| North Aurora | Illinois | 60542 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Patrick B. Joyce (630) 801-6080
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

| Chicago | Illinois | 60601 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, **Patrick B. Joyce**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Oberweis Securities, Inc.**, as of **December 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.


"OFFICIAL SEAL"
Martin L. Yokosawa
Notary Public, State of Illinois
My Commission Exp. 07/03/2005

Notary Public

Signature

Executive Vice President

Title

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

# OBERWEIS SECURITIES, INC.

North Aurora, Illinois

STATEMENTS OF FINANCIAL CONDITION

Including Independent Auditors' Report

December 31, 2004 and 2003



**(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)**

## OBERWEIS SECURITIES, INC.

TABLE OF CONTENTS


**Independent Auditors' Report** 1

**Financial Statements**

Statements of Financial Condition 2

Notes to Statements of Financial Condition 3 - 8



VirchowKrause
&company

INDEPENDENT AUDITORS' REPORT

Board of Directors
Oberweis Securities, Inc.
North Aurora, Illinois

We have audited the accompanying statement of financial condition of Oberweis Securities, Inc. as of December 31, 2004, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. The statement of financial condition as of December 31, 2003 was audited by Kupferberg, Goldberg & Neimark, LLC, whose report dated January 20, 2004 expressed an unqualified opinion on that statement of financial condition. On August 2, 2004, Virchow, Krause and Company, LLP acquired certain assets and assumed certain liabilities of Kupferberg, Goldberg & Neimark, LLC.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 statement of financial condition referred to above present fairly, in all material respects, the financial position of Oberweis Securities, Inc. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Chicago, Illinois
January 21, 2005

# OBERWEIS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

### *ASSETS*

| | 2004 | 2003 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 9,114 | $ 8,287 |
| Receivable from broker-dealers and clearing organization | 2,321,714 | 3,487,443 |
| Receivable from investment company | 48,241 | 76,417 |
| Securities owned | 6,306,276 | 5,611,788 |
| Secured demand notes | 50,000 | 50,000 |
| Deferred income taxes | 1,484 | 801 |
| Due from related party | 143,973 | - |
| Interest Receivable | 122,044 | 145,518 |
| Other Receivables | 4,464 | 6,493 |
| Prepaid income taxes | - | 4,001 |
| Furniture and equipment at cost, less accumulated depreciation and amortization of $48,163 and $40,994 | 14,932 | 22,101 |
| Deposits with clearing organization | 23,900 | 22,740 |
| **TOTAL ASSETS** | $9,046,142 | $9,435,589 |

### *LIABILITIES AND STOCKHOLDERS' EQUITY*

| | 2004 | 2003 |
|---|---|---|
| **LIABILITIES** | | |
| Payable to broker-dealer and clearing organization | $7,170,861 | $7,718,713 |
| Accrued commissions | 126,754 | 115,249 |
| Accrued income taxes | 51,701 | 5,625 |
| Accrued expenses and other liabilities | 481,623 | 634,614 |
| Total Liabilities | 7,830,939 | 8,474,201 |
| **SUBORDINATED BORROWINGS** | 50,000 | 50,000 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock, no par value; 10,000 shares authorized, 526 and 530 shares issued and outstanding at December 31, 2004 and 2003, respectively | 173,660 | 182,316 |
| Retained earnings | 991,543 | 729,072 |
| Total Stockholders' Equity | 1,165,203 | 911,388 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $9,046,142 | $9,435,589 |

*See notes to statements of financial condition.*

# OBERWEIS SECURITIES, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

## NOTE 1 - Nature of Operations

Oberweis Securities, Inc. (the "Company") is an introducing broker in the securities industry. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). All customer transactions are executed and cleared through another registered securities broker on a fully disclosed basis. As an introducing broker, the Company conducts a general securities business, which includes stocks, bonds, municipals, options, mutual funds, variable contracts, private placements, selling group participation and "best efforts" or firm commitment underwritings, and effects transactions for its own investment account. The Company also sponsors, distributes, offers and sells affiliated mutual funds with all mutual fund shares offered on an application-way basis or processed through its clearing broker.

## NOTE 2 - Summary of Significant Accounting Policies

*Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and short-term investments with maturities of three months or less at the date of acquisition.

*Securities Transactions*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company, when present, are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the balance sheets.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

*Furniture and Equipment*

Furniture and equipment are stated at cost. Provisions for depreciation and amortization of furniture and equipment are computed under accelerated methods over the estimated useful lives of the assets, as follows:

| | |
|---|---|
| Machinery and equipment | 5-7 years |
| Furniture and fixtures | 3-7 years |

*Advertising*

Advertising and sales promotion costs are expensed as incurred. Advertising expense totaled $3,963 and $2,351 for 2004 and 2003, respectively.

## NOTE 2 - Summary of Significant Accounting Policies (cont.)

*Deferred Income Taxes*

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The principal sources of temporary differences result from certain commission and compensation expenses.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Reclassification*

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. Such reclassifications had no effect on reported income.

## NOTE 3 - Marketable Securities

The Company holds for its own investment account various fixed income securities. The cost and unrealized gain (loss) as of December 31, 2004 and 2003 are as follows:

| | 2004 | 2003 |
|---|---|---|
| Cost | $ 6,331,358 | $ 5,602,217 |
| Unrealized gain (loss) | (25,082) | 9,571 |
| Total market value | 6,306,276 | 5,611,788 |
| Less - margin account indebtedness | (7,170,861) | (7,718,713) |
| Marketable securities, net | $ (864,585) | $(2,106,925) |

# OBERWEIS SECURITIES, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

## NOTE 4 - Furniture and Equipment

Furniture and equipment consisted of the following as of December 31, 2004 and 2003:

| | 2004 | 2003 |
|---|---|---|
| Furniture and fixtures | $ 33,417 | $ 33,417 |
| Computer and equipment | 29,678 | 29,678 |
| Total | 63,095 | 63,095 |
| Less - accumulated depreciation | 48,163 | 40,994 |
| | $ 14,932 | $ 22,101 |

Depreciation was $7,169 and $14,516 for the years ended December 31, 2004 and 2003, respectively.

## NOTE 5 - Secured Demand Notes Receivable and Liabilities Subordinated to Claims of General Creditors

Effective November 1, 1999, the Company entered into an interest bearing subordinated loan agreement for $50,000, which was approved by the NASD. The borrowings under this agreement are in the form of a secured demand note collateralized by marketable securities. The subordinated loan agreement, which expired on December 31, 2002, was renewed and will expire on December 31, 2005.

The note is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Note 15). To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The subordinated loan bears interest at five percent per annum.

## NOTE 6 - Common Stock

On June 1, 2004, the Company repurchased five shares of stock from a stockholder and sold one share of common stock to another shareholder. The Company paid $10,356 for the five shares of common stock. The other shareholder paid $1,700 for the one share of common stock.

## NOTE 7 - Income Taxes

The provision for income tax expense for the years ended December 31, 2004 and 2003 consisted of the following components:

| | 2004 | 2003 |
|---|---|---|
| Total current tax expense | $ 83,446 | $ 22,690 |
| Total deferred tax expense (benefit) | (683) | 8,157 |
| Total income tax expense | $ 82,763 | $ 30,847 |

Current income tax expense consists of book net income adjusted for current period timing differences applied at statutory tax rates. Current period timing differences are principally related to certain commission and compensation expenses and are also affected by the tax treatment of municipal interest income and expense.

## NOTE 8 - Retirement Plan

The Company sponsors a SIMPLE-IRA retirement plan covering substantially all employees. The SIMPLE-IRA plan provides for employee contributions and an employer matching contribution, which amounts to the lesser of 3% of employee contributions or the IRC Section 402(g) limits for the year, at the discretion of management. The employer match contribution associated with these plans and included in the financial statements for 2004 and 2003 was $84,048 and $63,857, respectively.

## NOTE 9 - Related Parties

Effective December 1, 2003, the Company entered into an expense sharing agreement with Oberweis Asset Management, Inc. ("OAM"), a related party. The expense sharing agreement requires the Company to record its allocable portion of certain overhead and operating expenses. Additionally, in connection with the distribution and promotion of affiliated mutual funds, the Company received from OAM, fees for services rendered.

The amount received by the Company under the expense sharing agreement for the years ended December 31, 2004 and 2003 totaled $1,105,728 and $250,000, respectively. Amounts due from OAM, primarily for shared expenses, at December 31, 2004 and 2003 were $143,973 and $0, respectively.

The Company sponsors The Oberweis Funds and receives distribution fees for services rendered. During 2004 and 2003, fees earned were $640,415 and $542,824, respectively. As of December 31, 2004 and 2003, all amounts due relating to these fees were collected.

## NOTE 10 - Operating Leases

The Company leases one office facility under an operating lease. The lease has a 30-day cancellation provision. Accordingly, the Company may terminate the lease without any additional obligations.

Rent expense was $16,640 and $16,050 for the years ended December 31, 2004 and 2003, respectively.

## NOTE 11 - Stockholder Agreement

The transfer of the Company's shares is restricted by a shareholder agreement dated November 17, 2004.

## NOTE 12 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

## NOTE 13 - Commitments and Contingent Liabilities

The Company is an introducing broker that executes and clears all transactions with and for customers on a fully disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment for securities purchased and the delivery of securities sold by customers.

## NOTE 14 - Pending Litigation

The Company has been named as a defendant in a lawsuit whereby the Company served as an underwriter for a corporation undergoing an initial public offering (the "Issuer"). The lawsuit claims that the Company sold and distributed to the investing public common stock of the Issuer pursuant to a false and misleading registration statement and prospectus. The motion to dismiss was granted twice and the case is currently being appealed by the plaintiff. The Company intends to vigorously defend itself in this lawsuit and believes the lawsuit to be without merit.

The Company has been named as a Respondent in an arbitration claim filed with NASD Dispute Resolution whereby the Claimants are seeking compensatory and punitive damages, plus interest and court costs, all of which are neither probable nor reasonably estimable. Damages are sought resulting from the Company's involvement in the recommendation and sale of variable annuities. The Company intends to vigorously defend itself against this claim.

## NOTE 15 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2004 and 2003, the Company had net capital of $652,044 and $542,091, respectively, which was $552,044 and $442,091, respectively, in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital in each year was 1.01 to 1 and 1.39 to 1, respectively.